UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

INTERLINK ELECTRONICS, INC.

(Exact Name of Registrant as Specified in Charter)

Nevada	001-37659	77-0056625
(State or Other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

31248 Oak Crest Drive, Suite 110
Westlake Village, California	91361
(Address of Principal Executive Offices)	(Zip Code)

David S. Burnett

Chief Financial Officer

(805) 484-8855

(Name and telephone number, including area code,

of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 Conflict Minerals Disclosure

Item 1.01Conflict Minerals Disclosure and Report

This Form SD of Interlink Electronics, Inc. is filed in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”) for the reporting period from January 1, 2017 to December 31, 2017.  As used in this Form SD, unless otherwise expressly stated or the context otherwise requires, all references to “Interlink,” “we,” “our,” “Company” and similar references are to Interlink Electronics, Inc. and our consolidated subsidiaries.

Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in Rule 13p-1 are necessary to the production or functionality of those products.  The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (“conflict minerals”).  The “Covered Countries” for the purposes of Rule 13p-1 are the Democratic Republic of the Congo, Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia.

The Company conducted a Reasonable Country of Origin Inquiry (“RCOI”) as required by Item 1.01(a) of Form SD.  The RCOI began with a multi-department initiative that scoped and evaluated the Company’s product line to determine which suppliers provide the Company with manufactured or contracted to be manufactured products.  The Company then looked on a product-by-product level to determine which of these products were most likely to contain Conflict Minerals that are “necessary to the functionality or production” of the product, or are otherwise sourced from recycled or scrap materials.   Suppliers of such products (other than those sourced from recycled or scrap materials) were next identified and surveyed using the basic EICC/GeSI Conflict Minerals Reporting Template.  Follow-up was undertaken with those suppliers who provided incomplete forms or were otherwise non-responsive.  The Company then evaluated the information provided from suppliers to assess completeness and reliability of the data collected.

On the basis of its RCOI undertaking, the Company could not conclude that (i) the necessary Conflict Minerals in its products did not originate in the Covered Countries, or (ii) it has no reason to believe that its necessary Conflict Minerals may have originated in the Covered Countries, or (iii) it reasonably believes that all of the necessary Conflict Minerals in its products did come from recycled or scrap sources.  Given that the results of its RCOI efforts were inconclusive, the Company proceeded to the due diligence stage of the inquiry as required by Form SD and has filed herewith a Conflict Minerals Report, which is attached as Exhibit 1.01 to this Form SD.

Item 1.02 Exhibit

Interlink Electronics, Inc.’s Conflict Minerals Report required by Item 1.01 for calendar year 2017 is filed as Exhibit 1.01 to this Form SD.

Section 2 Exhibits

Item 2.01Exhibits

The following exhibit(s) are filed as part of this Form SD:

Exhibit

NumberDescription

1.01Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by duly authorized undersigned.

Date: May 25, 2018	INTERLINK ELECTRONICS, INC.

	By:	/s/ David S. Burnett
David S. Burnett
Chief Financial Officer